

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 7, 2007

Mr. Douglas E. Fears
Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Avenue, Suite 1400
Tulsa, OK 74119-3623

> **Re:** **Helmerich & Payne, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 13, 2006**
> **File No. 001-04221**

Dear Mr. Fears:

We have reviewed your Form 10-K for the fiscal year ended September 30, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Business, page 1

1.   Please disclose the dollar amount of firm backlog orders as of a recent date and a comparable date in the preceding fiscal year, with an indication of the portion not reasonably expected to be filled in the current fiscal year, or tell us why this information is not material to a reader's understanding of your business. Refer to Item 101(c)(1)(vii) of Regulation S-K for additional guidance.

Controls and Procedures, page 19

2.   We note that your disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Please expand to disclose whether your disclosure controls and procedures were *effective* in ensuring that information required to be disclosed by the Company in the reports it files or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Management's Discussion & Analysis, page 6

Results of Operations, page 7

3.   We note on page 11 that you had a lower effective tax rate in 2006 primarily as a result of adjustments to deferred tax accounts in certain international locations. Please explain to us in detail the nature of these adjustments and describe for us how they impacted your financial results.

Note 8 Financial Instruments, page 60

4.   We note that the estimated fair value of investments in limited partnerships exceeded the cost of investments. Please disclose the fair value of the investments in limited partnerships pursuant to the guidance in SFAS 107.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief